Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Six Months Ended June 30, 2003
	(millions of dollars)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 341
Income taxes	188
Fixed charges, as below	89
Total earnings, as defined	$ 618

Fixed charges, as defined:	
Interest charges	$ 83
Rental interest factor	4
Fixed charges included in nuclear fuel cost	1
Capitalized interest	1
Total fixed charges, as defined	$ 89

Ratio of earnings to fixed charges	6.94

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 341
Income taxes	188
Fixed charges, as below	89
Total earnings, as defined	$ 618

Fixed charges, as defined:	
Interest charges	$ 83
Rental interest factor	4
Fixed charges included in nuclear fuel cost	1
Capitalized interest	1
Total fixed charges, as defined	89

Non-tax deductible preferred stock dividends	7
Ratio of income before income taxes to net income	1.55
Preferred stock dividends before income taxes	11
Combined fixed charges and preferred stock dividends	$ 100
Ratio of earnings to combined fixed charges and preferred stock dividends	6.18